ZENNIHOME HOLDINGS, INC.

(a Delaware corporation)

Form C-A/R

2023 Annual Report

April 29, 2024

TABLE OF CONTENTS

FORM C-AR

Annual Report

Purpose of This Form

A company that has raised money using Regulation Crowdfunding is required to file an annual report with the Securities and Exchange Commission (SEC) and provide a copy to its investors. The annual report must include some, but not all, of the information provided in company's the original Form C. A regulation issued by the SEC, 17 CFR §227.201, specifies the information that must be included in a Form C. The annual report must include the information specified in paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), and (x) of that regulation.

Each heading below corresponds to one of those paragraphs. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	ZenniHome Holdings, Inc. (the "<u>Company</u>" or "<u>ZenniHome</u>")
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Formation)	March 28, 2022
Kind of Entity	Corporation
Street Address	1500 N. Desert Paintbrush Rd. Page AZ 86040
Website Address	http://www.zennihome.com

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	$11,332,613	$7,653,369
Cash & Equivalents	$1,183,519	$228,118
Account Receivable	$5710,266	$50,000
Short-Term Debt	Financing leases - current $23,418 Notes payable - current $1,870,506 Notes payable - related party - current $492,559	Financing leases - current $97,264 Notes payable - current $70,532 Notes payable - related party - current $60,486
Long-Term Debt	Financing leases $245,754 Notes payable $6,360,160 Notes payable - related party $2,268,564	Financing leases $292,173 Notes payable $270,798 Notes payable - related party $20,070
Revenues/Sales	$669,550	$0
Cost of Goods Sold	$892,960	$0
Taxes Paid	$0	$0
Net Income	Loss ($12,855,405)	Loss ($3,061,256)

Did the Company use a special purpose vehicle (SPV) in this offering?

YES _____x_____

NO _____

Name of SPV	ZenniHome CF LLC
State of Organization (not necessarily where the SPV operates, but the State in which it was formed)	Delaware
Date SPV Was Formed (from the SPV's Certificate of Incorporation)	April 17, 2023
Kind of Entity (Check One)	Limited Liability Company
Street Address	4645 North 32nd Street, Suite A-255 Phoenix, AZ 85018

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is ZenniHome Holdings, Inc., the name of the SPV is ZenniHome CF LLC. You and all the other Regulation Crowdfunding investors will invest in ZenniHome CF LLC and ZenniHome CF LLC will, in turn, use your money to invest in ZenniHome Holdings, Inc. Hence, ZenniHome CF LLC will be reflected as one investor in ZenniHome Holdings, Inc.

ZenniHome Holdings, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future.

ZenniHome CF LLC will conduct no business other than to invest in ZenniHome Holdings, Inc.

Although ZenniHome Holdings, Inc. is a corporation, you will be an owner of ZenniHome CF LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to ZenniHome Holdings, Inc., not to ZenniHome CF LLC, unless otherwise indicated.

§227.201(b) – Directors and Officers

The Company is a corporation, managed by its Board of Directors and officers.

Under the Company's governing documents, the Board of Directors has six members, designated as follows:

- The owners of Common Stock, voting as a separate class, have the right to elect five Directors.

- The owners of the Preferred Stock, including the Series A Preferred Stock, voting as a separate class, have the right to elect one Director. As long as Caliber Tax-Advantaged Opportunity Zone Fund, L.P. and its affiliates hold at least 640,000 shares of Series Seed Preferred Stock, it will have the right to designate that one Director.

Name	Position(s) with Company	Joined Company	Other Current Occupation and Occupation During the Last Three Years
Connie Carras*	Director	2022	Independent Director Founder and CEO CEC Enterprises Consulting
Mindy Rex*	Director	2022	President & CEO Pacific Housing Partners
Robert Worsley*	Director, CEO, Board Chairman	2022	Previously CEO of NZ Legacy and Novo Power
Stephen James*	Director	2022	SVP Community Planning and Design Larry H. Miller Real Estate
Chris Loeffler**	Director	2022	CEO, Caliber Funds
Jerry Coleman*	Director	2023	CEO at Build To Stay for past two years Previously Executive Chairman at Elevation Home Energy Solutions
Trevor Barger	Chief Revenue Officer	2022	CEO, Espiritu Loci
Aaron Lieberman	Chief Operating Officer	2023	CPO, ZenniHome Holdings Inc. Previously Founder & CEO Accelero Learning, Shine Early Learning, Accelero Learning, Buzze
Michael Schmitt	Chief Operating Officer	2023	COO, ZenniHome Holdings Inc. Previously Director of Operations, Tesla Gigafactory, EVP, COO, CTO Bosch Rexroth N/AM, Executive leadership roles at Bosch Mexico, China, Germany, and Hungary

*Elected by holders of Common Stock

**Elected by Caliber

Additional Information About Officers and Directors

Bob Worsley, Founder, CEO and Chairman of the Board

Bob is an accomplished and celebrated entrepreneur, former Arizona State Senator, and author.

Bob became interested in the future of housing while working with a friend in Provo, Utah in 2018 after his retirement from the Arizona Senate. That interest has blossomed into ZenniHome.

Named 1999 Arizona Entrepreneur of the Year and 2018 Legislator of the Year, after his BYU BA degree, Bob began his career in 1980 as a CPA with Price Waterhouse, went on to found SkyMall in 1989, took it public in 1996 and then sold it to Rupert Murdoch's corporate empire in 2001. He then founded NZ Legacy which has been active in real estate, energy and mineral developments since 2002. He built an $80 Million 28MW biomass energy plant in 2008, fueled by the remains of the Rodeo-Chediski fire which burned over 450,000 acres of Arizona forest land in 2002; his company, NovoPower is currently fueled by 15,000 acres per year of forest-thinning and is staffed with over 100 employees and contractors. It operates with a 15% EBITDA per year.

A three term Arizona State Senator, Bob is involved with energy and technology issues, citizen engagement, data collection, and the required infrastructure for future autonomous vehicles. Bob authored the recently published book, "The Horseshoe Virus" which tells his story of being elected to fight for immigrants in Arizona.

Bob has served or serves on Boards of Mesa United Way, Mesa Urban Renewal Lab, United Families, Institute of American Values in NYC, Arizona Aerospace Association, Maricopa County Association of Governments Economic Council, and American Businesses for Immigration Coalition. He has been Scoutmaster to a 36-scout troop, leading an LDS Mission to Uruguay and Paraguay, a decade-long Hispanic congregation leader, as well as numerous other civic, Church, and philanthropic roles.

Trevor Barger, Chief Revenue Officer

Trevor is ZenniHome's CRO. Trevor brings over 20 years of experience in land use planning and design, having worked for both public and private clients at a variety of scales and project types. He is the Founder, Espiritu Loci Incorporated, a land planning and development assistance firm specializing in creating spirited one-of-a-kind settings for life. He has apprenticed under Vern Swaback, Frank Lloyd Wright's last apprentice - an experience that has been influential in his professional development as design cues and the character of place are often driven by the beauty of surrounding forms, colors, and materials.

Trevor holds a Master of Science in Planning, University of Arizona and a Bachelor of Science in Design with a focus on Housing and Urban Development, Arizona State University.

Stephen James, Board Director

Stephen James serves as ZenniHome Board Director. He is Executive Vice President Planning and Community Design at Larry H. Miller Real Estate and transforming post mining land into Daybreak, a 4,200-acre sustainable, transit oriented, and walkable new town that is striving to stem the negative impacts of sprawl in the Salt Lake Valley and demonstrate an alternate path forward for developers and suburban towns.

Stephen has proven architecture, urban planning & design, and community design & development skills that creates and transforms community development markets with innovative, targeted, smart growth vision and implementation that is based in research. He has previous Architecture design experience with a focus on adoption of leading-edge technologies, Design West, HGA. He is active in the AIA, CNU, and ULI, often speaking on panels and participating in charrettes aimed at innovation in community planning and neighborhood design.

His work has been recognized in 2011 as the Best Smart Growth Community and Community of the Year at the Best of American Living Awards sponsored by the National Association of Home Builders and he has served as Judge in the 2009 prestigious ULI Gerald Hines competition.

Stephen holds a Masters Degree in Architecture, with honors, University of Minnesota, a Bachelor of Science, Architecture and German Studies, University of Utah and an Industrial Design, Brigham Young University.

Chris Loeffler, Board Director

Chris Loeffler founded and has served as the CEO and Chairman of Caliber's Board of Directors since soon after its inception. As CEO, Chris directs and executes global strategy, oversees investments and fund management, and contributes to private and public capital formation. As a Co-Founder Chris took an early role forming the Company's financial and operational infrastructure and navigating the vertical integration of all real estate and investment services.

Prior to forming Caliber, Chris worked at PwC in Phoenix, Arizona, completing public company audits, developing control systems, and completing several acquisition or sale transactions. Some of Chris's clients included Honeywell International, Inc., CSK Auto Inc., Verizon Communications, Inc., Republic Services, Inc., Car Wash Partners, Inc., and the Arizona Diamondbacks.

Chris earned a Bachelor of Science degree in Business Administration with a concentration in Accounting from California Polytechnic State University, San Luis Obispo. Chris also attended Universidad Complutense de Madrid (University of Madrid) in Madrid, Spain. In addition, Chris is the Co-Founder and former Board Director for Qwick, Inc., a venture-funded hospitality staffing marketplace, and a Board Director and Treasurer for the Mesa Police Foundation.

Connie Carras, CPA, CA, GCB.D, CCB.D, Board Director

Connie Carras is an Independent Board Chair and Director, Entrepreneur, and Innovator. She is a trusted, purpose driven Leader who focuses on shaping and leading "Innovation for Good".

Connie chairs the EnerQuality Corporation Board and serves as Director, Risk Committee and Governance Committee Chair on the Canlan Sports Inc. (TSX:ICE) Board. She is the former partner and national leader for PwC and IBM's Institutional Investor consulting practices and currently leads CEC Enterprises Consulting as Founder & CEO, a boutique Board and C-Suite strategic growth advisory firm in Canada and the US.

Experienced working across Canada, the US, and the UK in Commercial Real Estate and Housing, Banking, Insurance, and Institutional Investment and leading strategic change using the levers of technology and ESG, Connie is known for bringing together ideas, partnerships, and capital that strategically accelerate industry innovation and its impact. She has led and scaled ventures through successful public exits. Her clients include Canadian and North American Developers, Lenders, proptech, fintech, and climate tech startups.

Passionate about climate and the environment, the future of housing and DE&I at the governance level, she speaks regularly and consults on how businesses can better address ESG, AI, and transformative technologies in their strategy and governance agendas—especially to see beyond compliance and risk management and to target opportunity.

Mindy Rex, Board Director

Mindy Rex is an affordable housing enthusiast. Mindy is the Managing Director of Originations at CREA LLC and President & CEO for Pacific Housing Partners. She is also the co-founder of AutoVol, the largest housing factory in the USA, located in Boise, Idaho.

Mindy s worked previously with Wells Fargo as VP Community Funding Investment, and VP NOAH, the Network for Oregon Affordable Housing.

Mindy holds a BS from Portland State University in Business Management/Finance.

Jerry Coleman, Board Director

Jerry is a serial entrepreneur with a passion for developing and growing companies on a national scale, with more than 25 years of experience in real estate.

As a co-founder of Invitation Homes, Jerry was one of the pioneers in the institutional single family rental industry, partnering with the private equity firm Blackstone Group to form Invitation Homes, bringing in more than $10 billion dollars in investment to the largest single-family home rental portfolio in U.S. history.

Jerry is also co-founder of Alliance Investment Group, which has acquired and managed over 10,000 acres of land in Southwest.

Jerry co-founded Elevation Solar, offering residential energy solutions to individuals and institutional real estate owners.

Jerry also founded Offerpad, a premium online platform that revolutionizes how people sell their homes by eliminating the hassle and uncertainty of the traditional home selling process.

Through each of these ventures, Jerry finds fulfilment in providing job creation and economic development for the many local economies where these businesses have operated.

Aaron Lieberman, Chief Partnerships Officer

Aaron is a serial social entrepreneur. He founded Jumpstart in his college dorm room at Yale in 1993. The organization has now engaged over 50,000 college students in high-impact service to over 100,000 children in 75 communities across the country. Aaron then founded Acelero Learning in 2001 and served as its CEO until 2015, growing the company from a start up to over $60 m in annual revenues with 1200 employees. Today, Acelero Learning impacts over 40,000 young children and their families every year, and it has produced some of the largest child outcome gains ever recorded in a Head Start program. Aaron served in the Arizona State Legislature from 2019 to 2021, when he resigned to run for Governor. In 2022, Aaron launched and serves as Chairman of Buzze, a new company focused on helping EV drivers find charging solutions right in their neighborhood. The company's mission is to help get 1 million new EVs on the road through this innovative shared residential charging network.

Michael Schmitt, Chief Operating Officer

Michael is an accomplished operations and technical leader with more than 27 years' experience in automotive and mechanical industries in Europe, China, and North America.

Since 1998, Michael has held several leadership roles with Bosch Automotive Electronics. In 2008 he was Vice President China Operations, scaling operations from project phase to large scale production. In 2011 he was Vice President and General Manager of operations for Bosch Rexroth Beijing and later Senior Vice President for Mobile Hydraulics and Gearboxes for Wind Power Plants. In 2015 he was Senior Vice President and General Manager Operations for Bosch Electrical Drives and Powertrain Solutions in Toluca Mexico. In 2022 Michael drove operation and engineering improvements in all business units of Rexroth North America as its COO and CTO.

In 2023, Michael joined Tesla as Director Operations at Teslas' Gigafactory in Texas where he was responsible for improving cost and delivery in MY and launching the Tesla Cybertruck.

Since March 2024, Michael has joined ZenniHome as its Chief Operating Officer, leading efforts to scale world class manufacturing in modular homes that are easily transported, environmentally friendly, and technologically advanced.

Throughout his career Michael has led many functions and business disciplines including R&D, manufacturing, logistics, industrialization, engineering, launch management, controlling, human resource, quality, HSE, and facilities management.

Michael holds a PhD in Physics from TU Darmstadt Germany.

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

The only person who owns 20% or more of the voting power of the Company, immediately before the offering and as of the date of this annual report, is The Robert M. Worsley and Christi M. Worsley Revocable Trust, controlled by Robert Worsley, which owns approximately 57% (52.9% as of the date of this annual report) of the Company's voting power.

§227.201(d) – The Company's Business and Business Plan

Overview

The Company is engaged in the business of designing, manufacturing, and selling steel volumetric modular homes. The Company's mission is to help solve the housing crisis in the U.S. with attainably priced, beautifully designed, smart and environmentally considered homes. ZenniHome units are designed with commercialized smart home, green, iOT, WIFI and grid-free tech. The homes can be used on or off-grid with PV power and battery. AWS atmospheric water harvesting and grey and blackwater separation might provide certain environmental water management.

DELIBERATE STRATEGY
WE HAVE OBSESSED OVER THE SUCCESSES AND FAILURES IN THE INDUSTRY
THERE ARE CLEAR PRINCIPLES WE HAVE LEARNED.
What not to do
• ADU FOCUSED BUSINESS
• 1 HOME AT A TIME LOGISTICS/PERMITTING
• SNOWFLAKE CUSTOM FLOOR PLAN PROJECTS
• A BUILDING SYSTEM FOR "EVERYTHING AND ANYTHING"
• RV/HUD/LOW QUALITY
ZenniHome strategy
• BUILD A STREAMLINED STANDARDIZED PRODUCT - MANUFACTURE LIKE CARS
• FOCUS ON LARGE VOLUME BUYERS AND DEALS (100+ AT A TIME)
• STEEL AND STACKABLE
• LOGISTICS OPTIMIZED DIMENSIONS
• IBC QUALITY + BEAUTIFUL DESIGN
• OPTIMIZE TO GET KEYS IN HANDS

Homes are currently manufactured in Page, AZ, USA, within easy access to abundant and skilled factory labor and a centralized transportation area of 90M population in the US Southwest. Factory produced model homes are available for touring in Mesa, AZ. In 2023, the Company signed a contract for a $10.5M 90-unit multi-family development in Mesa, AZ, as of November 2, 2023, scheduled for completion in 2024.

Mission, Vision, and Accomplishments











Headlines across the US and most of the industrialized nations around the world scream housing shortages and the need for affordable solutions driven by the private sector and supported by government policy.

Solving this problem will require strategic efforts to tackle the many complex issues impacting the industry's ability to provide comprehensive and rapid responses to unmet demand and supply constraints including:

- Labor shortages
- Inflation, supply chain and cost escalation
- Financial attainability
- Technology and business model innovation
- Development risk and capital access
- Under-addressed social issues with populations of indigenous, homeless and those with drug and mental health issues
- More frequent and more severe climate events requiring emergency response in housing

- Eventual recovery from global conflicts and rebuilding from the destruction caused by these conflicts

From Chaos and Crisis:


U.S. HOUSING IS MORE UNAFFORDABLE AND UNAVAILABLE THAN EVER IN 2023
6.5M
U.S. HOUSING UNIT SHORTAGE
~3x
PRICE INCREASE SINCE 2000
~2x
YOY INCREASE IN INTEREST RATES
• A MAJOR GAP EXISTS FOR HIGH QUALITY ATTAINABLE HOUSING (UNDER $300K)
• TRADITIONAL CONSTRUCTION METHODS ARE OUTDATED, FAILING TO MEET COST EFFICIENCY, TIMELINES, AND GROWING DEMAND
• INNOVATIVE HOUSING SOLUTIONS ARE NEEDED FOR GOVTS, DEVELOPERS, COMPANIES (WORKFORCE HOUSING)
ADDITIONALLY, RESIDENTIAL PROPERTIES ARE RESPONSIBLE FOR 17-21% OF ENERGY RELATED CARBON EMISSIONS GLOBALLY.


HOUSING CRISIS
As a result, there is a sizable shortage of new homes after more than a decade of under-building relative to population growth, according to a new analysis from Realtor.com released Wednesday. The gap between single-family home constructions and household formations grew to 6.5 million homes between 2012 and 2022. Mar 8, 2023
CNN.com
https://www.cnn.com › 2023/03/08 › housing-shortage
The US housing market is short 6.5 million homes - CNN
Wall Street Journal
https://www.wsj.com › U.S. › The Numbers
How Severe Is the Housing Shortage? It Depends ...
Apr 14, 2023 — The National Low Income Housing Coalition says the U.S. has a
million units, Realtor.com says 6.5 million, mortgage-finance ...
HousingWire
https://www.housingwire.com › articles › the-housing-...
Housing market is 6.5 million units short: Realtor.com
Mar 8, 2023 — Existing housing inventory fell by 11,021 homes week over week for the week ending March 6, according to data from Altos Research. While many ...
CBS News
https://www.cbsnews.com › MoneyWatch
Looking to buy a newly built home? Good luck finding one.
4 days ago — The number of newly constructed homes sat around 70,000 at the end of last yea
contributing to the housing crunch.
MarketWatch
https://www.marketwatch.com › ... › Economic Report
U.S. has a shortfall of 6.5 million single-family homes due ...
Mar 12, 2023 — A decade of under-building has led to a shortfall of 6.5 million single-family homes in the U.S., according to a new report released Wednesday.

To Zen, and ZenniHome:



ZenniHome entered this market in 2020, determined to think differently, bringing together the leadership practices in manufacturing, technology, business model innovation, and the environment to the surgically re-invent how housing and homes are imagined, created, brought to market and how people live:

- Why do homes need to be constructed on site, where labor markets are tight, the weather causes delays and material damage that all add to costs?
- Why do homes need to have single purpose rooms-adding to the costs of construction, financing and operation as well as their environmental impact?
- How can development risks and costs be better managed to better democratize development and accelerate supply to market?

The answer to the questions led the ZenniHome team to create:

- Beautifully designed, volumetric modular homes, made with steel, offering extraordinary strength to stack, and many resilience and recycling benefits over wood
- Factory produced with the precision of certain advanced manufacturing
- Designed in size and form to allow easy transport
- Two fully factory constructed models, that can be used on their own, or joined horizontally, or stacked vertically up to five stories without special support structures
- Fully furnished, but transforming interior spaces that take maximum advantage of a smaller overall footprint and saving the construction costs of more square feet
- Energy, water and waste mitigation with off-grid living or with reductions in each of these areas reducing environmental impacts and operating cost affordability

The Company has a six-member professional Board of Directors with the majority of Directors independent of Company operational roles, and it has a CEO and Founders with decades of real estate and successful start up through IPO experience. Its two co-founders are the leaders in community design in Arizona and Utah. In its startup stage through 2022, the Company successfully raised $6M in Series Seed capital, with Caliber Co as the lead investor.


WORLD CLASS TEAM
BOARD OF DIRECTORS
BOB WORSLEY
Chairman, CEO, Founder
STEPHEN JAMES
Co-Founder, Board of Directors
JERRY COLEMAN
Founder OfferPad & Invitation Homes, Board of Directors
CONNIE CARRAS
CPA, CA, GCB.D, CCB.D, Board of Directors
CHRIS LOEFFLER
Co-Founder of CaliberCo, Board of Directors
MINDY REX
COO to AutoVol Founder, Board of Directors
DR. MICHAEL SCHMITT
Chief Operating Officer
AARON LIEBERMAN
Chief Partnerships Officer
TREVOR BARGER
FAICP CUD, Chief Revenue Officer
DAVID MONSON
Vice President Marketing and Design
MCCALL JUDD
Vice President Operations
AARON NEUNSCHWANDER
Vice President Partnerships
SkyMall
pwc
TESLA
BOSCH
rexroth
A Bosch Company
invitationhomes
Offerpad
Instawork
Goldman Sachs
Lambda
REAL ESTATE
CALIBER
Autovol
PEG
COMPANIES
Forbes
Business Council
IBM
mastercard
WOODBURY
CORPORATION
Modal
CREA
THE CANADIAN REAL ESTATE ASSOCIATION
WELLS FARGO

Led by an experienced leadership team and majority independent Board of Directors, the Company has successfully completed its start up phase with important and noteworthy results.

Led by an experienced leadership team and majority independent Board of Directors, the Company has successfully completed its start up phase with important and noteworthy results.

A new plant in an AZ Opportunity Zone, setup, staffed, operationally laid out, and producing beautifully designed and state licensed homes.


1ST WAVE OF PRODUCTION STARTED
UPDATE: UNITS ARE SHIPPING AND BEING INSTALLED!

Validated demand through a soft order pipeline of more than 80,000 units across the B2B, B2C, B2G and B2Navajo (B2N) markets.


NOW 80,000+
SOFT ORDER BREAKDOWN
90%
Of Soft Orders
DEVELOPERS
Multi-Family, Low-Rise, and Mid-Rise Developments
9%
Of Soft Orders
GOVERNMENT
Disaster Recovery, Workforce and Affordable Housing
1%
Of Soft Orders
CONSUMERS
ADU, Off-Grid, and Single-Family Homes
ZENNIHOME

In January 2023 the Company signed a $10.5MM contract for a 90 unit, five story above podium development in Mesa, AZ. The project experienced several speedbumps but is now on track to be completed in 2024.


...OR STACKED FOR
LARGE MULTI-UNIT
DEVELOPMENTS
ZENCITY
60 Citizens
30 Denizens
ZENNIHOME
Rendering of upcoming project:
29 West project in Mesa, AZ completing 2023
ZENCITY

From Concept to Licensed Design, to Factory Production, Transportation, and in Siting

The Company offers two patent pending standard models, a 320sf Denizen Unit and a 640sf Citizen Unit. These models can be used as homes on their own, as Accessory Dwelling Units (ADUs) or combined horizontally or stacked vertically up to five stories over a podium. Homes are built to the dimensions of standard shipping containers so they can be transported easily and without special permit by truck, rail, and ship. The homes may be purchased by consumers, developers, and government agencies. The base price for a Denizen Unit is $90,000 and for a Citizen Unit is $125,000. Currently, our units are provided fully furnished for move in ease.


WE HAVE
PERFECTED 2
BASE UNITS THAT
CAN BE USED
INDIVIDUALLY...
DENIZEN + CITIZEN
ZENNIHOME
DENIZEN
CITIZEN


DENIZEN
LAYOUT
320 SQ FT
FUNCTIONS LIKE
600+ SQ FT
FULL BATH
TRANSFORMING:
QUEEN BED/LIVING ROOM
PATIO
KITCHEN
WASHER/DRYER
TRANSFORMING:
OFFICE/CLOSET
COVERED ENTRY


CITIZEN
LAYOUT
640 SQ FT
FUNCTIONS LIKE
1200+ SQ FT
TRANSFORMING:
FULL BED / OFFICE 1
DINING
FULL BATH
ADA ACCESSIBLE
KITCHEN
COVERED STOOP
WASHER / DRYER
TRANSFORMING:
OFFICE 2 / CLOSET
PATIO
TRANSFORMING:
QUEEN BED / LIVING ROOM

ZenniHome's two standard products provide "lego" like flexibility in single, multi-family and community designs. To its knowledge, the Company is unique in the use of smaller spaces made to accommodate multiple living functions with the use of transforming furniture and walls. ZenniHome is also unique in its ability to stack five stories high without additional supports, offering important density options for small and missing middle housing.



Model Home in Mesa, AZ, Exterior view



Model Home Mesa, AZ, Interior View


ZENNIHOME

Factory in Page, AZ


1ST WAVE OF PRODUCTION STARTED
UPDATE: UNITS ARE SHIPPING AND BEING INSTALLED!
ZENNIHOME


THEY ARE SHIPPED DIRECTLY TO YOUR LOCATION BY TRUCK AND ARE READY IN DAYS
ZENNIHOME

Recent Developments

The last months have seen two important developments.


NAVAJO NATION PARTNERSHIP
• SIGNED 75 YEAR LEASE WITH PRESIDENT BUU NYGREN
• 1,000 HOME INITIATIVE TO START
• ARPA GRANT FUNDS
• LONG TERM NEED FOR 35,000+ HOMES ON NN
• HOMES BUILT "ON NAVAJO, BY NAVAJO, FOR NAVAJO"

Grant for New Factory

On March 25th, 2024, ZenniHome Logistics, LLC, a wholly owned subsidiary of the Company, was awarded a $24 million grant from the Navajo Nation to support the design, construction, and fit out of a new 300,000 square foot automated factory facility that will be built near the Company's current factory on the former Navajo Generating Station site. The Company expects this will be a $60 million project, with $30 million spent on the building and $30 million spent on factory automation equipment. The Company currently plans to finance the balance of the project with New Market Tax Credits and commercial loans backed by the USDA Business and Industry Loan Guarantee program.

The Company has retained Dudley Ventures (owned by Valley National Bank) to raise the additional $36 million needed to fund the expansion factory. Dudley Ventures estimated they would need two to four weeks after the ARPA award was finalized and funded to receive firm commitments on the remaining balance. Dudley Ventures has a 26-year track record of working in these areas and is a leading NMTC firm who both receives their own allocation and works with others to arrange financing for these types of projects.

Plans are underway for the development of the new factory with an expected opening date in 2026.



Announcement of Intent to Order

On March 8, 2024, the Navajo Nation announced a $50 million commitment to IDS+A, a key ZenniHome partner, to help fund the construction and installation of at least 200 ZenniHomes for high-need residents across the Navajo Nation. These 200 homes will be the first installment of President Nygren's 1000 Home Initiative.

In 2023, the Company entered into a 75-year lease with the Navajo Nation for the site in Page, Arizona, where its factory is currently located. Among other features, the lease provides for the abatement of rent (*i.e.*, zero rent) through 2030. The Company manufactures ZenniHome units in a 40,000-sf factory included in this lease.

The new automated 300,000 sf factory planned will be located on land also included in this 75-year lease.

Updated Financial Projections

Based on the new factory, the announced order by the Navajo Nation, as well as other developments, the Company has modified its financial projections:

Year	Revenue	EBITDA	Units Built
2024	$50.6M	($294,000)	398
2025	$109.7M	$17.8M	863
2026	$361.2M	$79.5M	2,835

These figures are based on the following assumptions, among others:

- The Revenue figures are based on booked and confirmed sales, the sale announced by the Navajo Nation, and other anticipated sales.
- The EBITDA figures are based on the scale and profitability possible with the new factory.
- The projections assume a continued reduction in costs as volume discounts and global supply chain alternatives are sourced and efficiency gains in G&A costs.

Like all financial projections, these figures represent management's expectations based on current assumptions about future events. Any number of factors could cause the Company to fall short of (or exceed) these expectations, including delays in the construction of the new factory or a cancellation of the order from the Navajo Nation. See "RISKS OF INVESTING."

A copy of the detailed projections is available upon request.

2023 Financial Statements

The Company has issued audited financial statements for 2023. Among other things, the 2023 financial statements show that revenue was approximately $700,000, far lower than the $5 million projected. The Company anticipates that most of the revenue shortfall for 2023 was due to postponed sales, which will be recorded in 2024.

The Company's Auditor has Changed

ZenniHome selected Haynie & Company (Haynie) to conduct its 2023 audit. Haynie is a unique, full-service CPA firm. The firm specializes in audit, tax, accounting, and business consulting. Haynie has grown since 1960 from a single office to 14 locations and nearly 400 team members.

The Company's previous auditors, Kimberlin LLC (Kimberlin) conducted the Company's 2021 and 2022 audit and reported on its annual financial statements. In late 2023, Kimberlin informed the Company that it was unable to complete the work by April 22nd, 2024, the date required by WeFunder, the Company's Reg CF platform. The demands for certain of Kimberlin's other long-standing clients had grown since the prior years in the period required for the ZenniHome work to be completed.

Haynie was recommended by, and introduced to ZenniHome, by Kimberlin. Haynie met all the Company's requirements, including the firm's size and regional presence, with offices in Phoenix and Salt Lake City, important locations for ZenniHome. Haynie's range of related tax and advisory services were also seen as important in supporting the Company's current and future needs. Haynie was selected from two firms that expressed interest and ability to complete the engagement.

In December 2023, after completing their own review to accept the new engagement, Haynie & Company formally accepted the engagement and was appointed by the Company for its 2023 audit.

The Company has no disputes with its previous auditors, whether related to financial reporting or otherwise.

Campaign Page

Additional information about the Company and its plans, products, competitors, and markets is provided in EXHIBIT A, the "Campaign Page" on WeFunder. EXHIBITS A-1 and A-2 provide written transcripts of the videos on the Campaign Page.

§227.201(e) – Number of Employees

The Company currently has 109 active employees in full-time and part-time employment. That number does not include any independent contractors.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit B: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(m) – Terms of the Securities

Overview

The Company, ZenniHome Holdings, Inc., is offering "securities" in the form of its Series A Preferred Stock.

NOTE TO INVESTORS: As explained above, you will invest in ZenniHome CF LLC, not in the Company directly. You will receive an interest in ZenniHome CF LLC called "Investor Shares" while ZenniHome CF LLC will receive shares of Series A Preferred Stock issued by the Company.

The governing documents of ZenniHome CF LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT C and EXHIBIT D), and the Investor Shares to be issued to you from ZenniHome CF LLC, are intended to put you in the same position as if you had purchased Series A Preferred Stock directly from the Company. Consequently, the discussion below describes the consequences of purchasing Series A Preferred Stock directly.

Other Classes of Securities

The Company currently has outstanding two classes of securities other than the Series A Preferred Stock: Common Stock and Series Seed Preferred Stock.

The respective rights of the Common Stock, the Series Seed Preferred Stock, and the Series A Preferred Stock are described in the Company's Amended and Restated Certificate of Incorporation, attached as EXHIBIT E. We refer to the Series Seed Preferred Stock and the Series A Preferred Stock together as "Preferred Stock."

The Company has also sold approximately $8.1M of Convertible Notes.

Conversion of Preferred Stock to Common Stock

The owner of Preferred Stock has the right to convert to Common Stock at any time. Initially the conversion ratio is 1:1 but might be adjusted per the antidilution protection described below.

The Preferred Stock will automatically convert into Common Stock either (i) when and if the Company engages in an underwritten public offering of its Common Stock with total gross offering proceeds to the Company in excess of $30 million, or (ii) with the approval of the owners of a majority of the Preferred Stock.

The conversion ratio is subject to adjustments using a standard "broad-based weighted anti-dilution" formula.

Liquidation Preference

If the Company liquidates or dissolves, the proceeds of such liquidation or dissolution will be distributed as follows:

- First, the owners of Preferred Stock will receive the *greater of*:

    o The price they paid for their Preferred Stock, plus any declared but unpaid dividends; or

    o The amount they would receive had they converted to Common Stock immediately before the liquidation or dissolution.

- Second, any balance will be distributed to the owners of the Common Stock (including former owners of Preferred Stock prior to such liquidation or dissolution event, if they converted to Common Stock).

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation for these purposes, thereby triggering payment of the liquidation preferences described above, unless the owners of a majority of the Preferred Stock elect otherwise.

Voting Rights

Each owner of Preferred Stock will be entitled to vote in two ways:

- On any matter where owners of Common Stock are entitled to vote – except for matters where owners of Common Stock are voting as a separate class – each owner of Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock he, she, or it would own if the Preferred Stock were converted into Common Stock at the then-current conversion ratio.

- On any matter where owners of Preferred Stock are voting as a separate class, each owner of Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock he, she, or it would own if the Preferred Stock were converted into Common Stock at the then-current conversion ratio.

Voting Agreement

The crowdfunding vehicle, ZenniHome CF LLC, will be a party to an agreement captioned "Voting Agreement" by and among the Company (ZenniHome Holdings, Inc.) and certain other parties (the "Voting Agreement"). A copy of the Voting Agreement is attached as EXHIBIT F.

The Voting Agreement does three things:

- It requires all parties to vote for the election of the Board of Directors as described above in "Directors and Officers."

- It requires all parties to vote in favor of increasing the number of shares of Common Stock, so there will be enough shares of Common Stock to accommodate the conversion of the Preferred Stock.

- It requires all parties to vote for the sale of all their stock if the sale is approved by the Board of Directors, the owners of at least a majority of the outstanding shares of Common Stock, and the owners of at least a majority of the outstanding shares of Preferred Stock, in each case voting as a separate class.

In the Limited Liability Company Agreement of ZenniHome CF LLC (EXHIBIT D), each investor in the Regulation Crowdfunding offering is required to vote his, her, or its shares as required by the Voting Agreement.

Right to Dividends

If the Company, in its sole discretion but subject to the approval of the holders of a majority of the then-outstanding Preferred Stock, pays a dividend, each owner of Preferred Stock will be entitled to share in the dividend. However, the Company does not expect to pay dividends for the foreseeable future.

Drag Along Rights

If the Board of Directors, the owners of at least a majority of the outstanding shares of Common Stock, and the owners of at least a majority of the outstanding shares of Preferred Stock, in each case voting as a separate class, propose to sell their stock to a third party (whether pursuant to a merger, stock sale or similar transaction), all remaining stockholders of the Company must join in the sale, even if they disagree with the sale.

Limits on Transfer

In general, your investment in ZenniHome CF LLC is freely transferable. However, there are several practical obstacles to selling your investment:

- The Company has the right to impose conditions to ensure the transfer doesn't violate any laws or impose any special conditions on the Company.

- There will be no ready market for your interest, as there would be for publicly-traded stock.

- By law, for a period of one year, you won't be allowed to transfer your investment except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Securities

The terms of the Preferred Stock may be modified by the Company and holders of a majority of the shares of Preferred Stock.

Obligation to Contribute Capital

Once you pay for your investment you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company. For example, if the Company paid a dividend at a time when it were insolvent, investors could be required to return the dividend.

Preemptive Rights

As an investor in the Regulation Crowdfunding offering, you will not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

Protective Provisions

For so long as at least 25% of the initially issued shares of Preferred Stock are outstanding, the consent of owners of a majority of the Preferred Stock is required for any Company action that:

- Alters the rights, powers or privileges of the Preferred Stock adversely;

- Increases or decreases the authorized number of shares of any class or series of capital stock;

- Authorizes or creates (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with the Preferred Stock;

- Redeems or repurchases any shares of the Common Stock or Preferred Stock, other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares at the original cost and pursuant to the exercise of any contractual right of repurchase);

- Declares or pays any dividend or otherwise make a distribution to the Preferred Stock or Common Stock;

- Increases or decreases the size of the Board of Directors;

- Liquidates, dissolves, or winds-up the business and affairs of the Company, effects any liquidation event, or consents, agrees or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by the Preferred Stock;

- Amends the Company's 2022 Stock Incentive Plan; or

- Enters into or becomes a party to any transaction with any director, officer, or employee of the Company or any associate (as defined in SEC Rule 12b-2 under the Securities Exchange Act of 1934) of any such person.

IPO Lockup

If the Company engages in an underwritten initial public offering, the owners of the Preferred Stock will agree, if asked by the managing underwriter, not to sell or transfer any shares for up to 180 days, plus an additional customary period to extent necessary to comply with applicable regulatory requirements following the offering.

Who Controls the Company

Subject to the "Protective Provisions" described above, Robert M. Worsley currently controls the Company and its business, as the Company's majority stockholder, the Chairman of the Company's Board of Directors, and its Chief Executive Officer.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect investors, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Note that the "Protective Provisions" described above may be waived by owners of a majority of the Preferred Stock. With the consent of those stockholders, the Company could, among other things:

- Issue a class of securities with rights superior to those of the existing Preferred Stock.

- Enter into transactions with "insiders" on terms you believe are unfair to the Company.

- Change the rights of the Preferred Stock.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

- The risk that you will be out-voted on important questions.

Rights of Security-Holders

Common Stock and Preferred Stock

The following summarizes the material rights of the Common Stock and the Preferred Stock:

	Common Stock	*Preferred Stock*
Number of Shares Outstanding Immediately Before Offering	4,963,107*	2,400,000
Number of Shares Outstanding Currently	4,963,107*	2,950,557
Number of Shares Outstanding Immediately Following Offering, if Company Raises $25M (but assuming no Notes are issued)	4,963,107*	5,914,196**
Voting Rights	Yes	Yes – see "Voting Rights" above.
Right to Dividends	Yes	Yes
Distributions on Liquidation	Yes, based on the number of shares owned, after the Preferred Stock liquidation preference (if applicable).	Yes – see "Liquidation Preference" above.
Preemptive Rights	No	No
Obligation to Contribute More Capital	No	No
Conversion to Common Stock	N/A	Yes – see "Conversion of Preferred Stock to Common Stock" above.
Anti-dilution Protection	N/A	Yes – see "Conversion of Preferred Stock to Common Stock" above.

*In addition to the shares of Common Stock issued and outstanding, the Company has issued options to acquire 2,476,603 shares of Common Stock to employees and others and has reserved options for an additional 702,837 shares of Common Stock, of which options for 293,841 shares of Common Stock have been promised to current Company service providers but not yet formally granted to them.

**The Company has issued $8,142,565.85 in Convertible Notes to date.

NOTE TO INVESTORS: This chart describes the rights of the Common Stock and the Preferred Stock set forth in the Company's Amended and Restated Certificate of Incorporation. As described below, some holders of Preferred Stock have additional rights, granted by contract. Investors in the Regulation Crowdfunding offering will not have these rights.

Convertible Promissory Notes

The following summarizes the material rights of the Convertible Notes:

- The Notes have a maturity of 18 months.

- The Notes bear interest at 8% per year.

- If they are still outstanding at maturity, the Notes will convert to shares of Series A Preferred Stock at $7.114 per share, *i.e.*, the same price for which shares of Series A Preferred Stock are being sold in this offering.

- Holders of the Notes have no voting rights before conversion.

- If the Company is sold before conversion, holders of the Notes will have the right to receive accrued interest plus 125% of the outstanding principal.

- Upon conversion of the Notes, the holders will be required to sign the Voting Agreement as well as the two agreements described below.

Some holders of Convertible Notes negotiated special terms with the Company. These terms vary from holder to holder, but include:

- The right to receive cash rather than Series A Preferred Stock at maturity.

- In the event of a sale of the Company before maturity, the right to receive the greater of:

  - The amount provided for in all the Convertible Notes (interest plus 125% of principal); or

  - The amount the holder would receive if the Convertible Note were converted into Series A Preferred Stock immediately before the sale.

- The right to be treated as "Major Shareholder" for purposes of the agreements described below under "Other Agreements," giving the holder the right to receive information and to participate in any future funding round.

In addition, some holders of Convertible Notes who are directors, officers, and/or existing stockholders negotiated the following modifications:

- Interest rates higher than 8%

- **Compounding interest rather than simple interest**

Cap Table

The ownership of the Company's securities is set forth on EXHIBIT G.

Other Agreements

The Company is a party to two additional agreements with some of its stockholders:

- *Right of First Refusal and Co-Sale Agreement*. This agreement gives investors who have purchased at least 600,000 shares of Series Seed Preferred Stock or at least 730,953 shares of Series A Preferred Stock two rights: one, the right to buy shares owned by Mr. Worsley (or future holders of the Company's Common Stock representing more 1% or more of the then fully diluted capitalization of the Company) if he (or they) wants to sell them; and two, the right to sell some of their shares if Mr. Worsley (or future holders of the Company's Common Stock representing more 1% or more of the then fully diluted capitalization of the Company) chooses to sell some of his (or theirs).

- *Investors' Rights Agreement.* At the request of stockholders who are party to this agreement and own at least 30% of the Preferred Stock, the Company will register with the SEC, on Form S-1 or, if the Company is otherwise able, on Form S-3, as applicable, the Common Stock owned by such stockholders and the Common Stock owned by any other parties to the agreement who so request. In addition, if the Company itself elects to register its shares with the SEC for public sale, then the stockholders who are a party to this agreement have the right to elect include a portion of their shares in such a sale. In addition, investors who have purchased at least 600,000 shares of Series Seed Preferred Stock or at least 730,953 shares of Series A Preferred Stock have the right to receive certain information from the Company, including audited annual financial statements, and also have preemptive rights, i.e., the right to participate on a pro rata basis in future issuances of stock.

Neither the crowdfunding vehicle, ZenniHome CF LLC, nor any of the investors in the Regulation Crowdfunding offering will be party to either of these agreements.

Copies of these agreements are available upon request.

Qualified Opportunity Zones

Under certain circumstances, section 1400Z-2 of the Internal Revenue Code (the U.S. tax code) provides tax benefits to those who invest in companies located in "qualified opportunity zones."

The Company is located in a qualified opportunity zone and accredited investors in one of the other offerings being conducted at the same time as this Regulation Crowdfunding offering will be entitled to the associated tax benefits. However, the Regulation Crowdfunding offering described in this Form C is structured in a way that will *not* allow investors to claim those tax benefits.

This means that if you are an accredited investor and otherwise are qualified for the tax benefits (mainly, you have capital gains to reinvest), you might be better off investing in the other offering rather than in this offering.

§227.201(p) – Indebtedness of the Company

The material liabilities of the Company are listed on the Company's financial statements attached hereto as Exhibit H.

As of December 31, 2023, the Company had "trade debt" to creditors like landlords, lawyers, and accountants, of about $1,870,506 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
March 2022 through December 2022	Section 4(a)(2) of Securities Act	Preferred Stock	$6,000,000	General Operations
April 2023	Reg CF	Preferred Stock	$3,008,278	General Operations
April 2023	Rule 506(c)	Preferred Stock	$566,703	General Operations
April 2023	Rule 506(c) (QOZF Investors)	Preferred Stock	$624,993	General Operations
June 2023	Rule 506(c)	Convertible Notes	$8,142,566	General Operations

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Salary & Benefits	Annual	Bob Worsley	See Above	$287,500*
Bonus Arrangement	N/A	Bob Worsley	See Above	1.5% of Multi-Family Sales
Operating Line of Credit	03/2023	The Worsley Family Trust	See Above	Credit Line of $4,000,000**
Purchase of Homes	12/2023	The Worsley Family Trust	See Above	$659,550
Purchase of Product (Homes) by Caliber	01/2023	Caliber	See Above	$10,500,000
Purchase of Convertible Note	12/2023	Caliber Tax Advantaged Opportunity Zone Fund	See Above	$150,000
Land lease for Model Homes	06/2023	Caliber	See Above	$1

Salary and Benefits	Annual	Trevor Barger	See Above	$276,000*for Half-Time
Bonus Arrangement	N/A	Trevor Barger	See Above	1.5% of Multi-Family Sales
Stock Options – 135,000 Shares of Common Stock Per Year for Three Years	N/A	Trevor Barger	See Above	Unknown
Purchase of Convertible Note	05/2023	Trevor Barger and Benjamine Knight	See Above	$100,000
Purchase of Convertible Notes	12/2023	Espiritu Loci	See Above	$261,074.43
Stock Options – 100,000 *** Shares of Common Stock	10/2023	Jerry Coleman	See Above	Unknown
Salary	01/2024	Aaron Lieberman	See Above	$250,000
Stock Options— 600,000***	01/2024	Aaron Lieberman	See Above	Unknown
Salary	03/2024	Michael Schmitt	See Above	$350,000
Stock Options— 350,000***	03/2024	Michael Schmitt	See Above	Unknown
Consulting Arrangement	Current	Connie Carras	See Above	Unknown
Consulting Agreement	Current	Espiritu Loci	Affiliated with Trevor Barger	Unknown
Opportunity Zone Compliance and Indemnification Agreement	N/A	Caliber	See Above	$150,000
Letter Agreement	N/A	Caliber	See Above	Unknown
Director and Officer Indemnification Agreements	Current	Each Director	Directors	Unknown

*These figures are approximate for 2024. Salaries, bonuses, and benefits are subject to change.

** After accounting for the cost of borrowing, Mr. Worsley does not expect to obtain any net financial benefit from this transaction. Mr. Worsley may elect to convert all or a portion of the amount outstanding under this credit line arrangement ($519,922.45 in total as of March 31, 2024) to a Convertible Promissory Note with the terms described above. In such an event, the credit line arrangement would still remain in place.

*** Promised but not yet issued. Vesting periods vary.

NOTE: Employees, consultants, and others also receive equity-based compensation under the Company's stock incentive plan.

§227.201(s) – The Company's Financial Condition

Liquidity and Capital Resources

Demand

While the cost of borrowing has increased with interest rate hikes intended to manage inflation, housing industry shortages, labor shortages, and more its attainable pricing makes ZenniHome units even more attractive in the current market conditions.

Orders and Interest

In early 2023, ZenniHome signed a contract for 90 ZenniHome units with Caliber Co. as developer. The contract is structured to provide cash advances consistent with the timing of materials acquisition and labor cost of production. The project is planned for completion in 2024.


2,013 UNITS REPRESENTING $304.7M IN REVENUE
Los Milics
9 Units - $1.2M
29 West
90 Units - $10.5M
CHID
200 Units - $50M
El Caro
80 Units - $8M
Veterans
240 Units - $50M
Bathroom Reallocation
850 Units - $100M
Opioid Housing
320 Units - $50M
Hopi Land Housing
96 Units - $15M
Chapter Housing
128 Units - $20M
NAVAJO NATION
OTHER
NAVAJO GRANTS:
• $74M ALREADY COMMITTED (INCLUDING $24M FOR FACTORY EXPANSION)
• $235M ENCUMBERED BY SEPTEMBER 2024, SPENT BY DEC 2026

In addition to the Caliber order and the now 80,000 plus soft orders, the Company has signed and announced orders with Developers and the Navajo Nation as follows:

- Los Milicis--9 Developer units- most already completed and being installed by April 29th.

- CHID--200 units for the Navajo Nation

- El Caro--80 Developer units

The Management team believes it is in reasonable proximity with additional related commitments for:

- Navajo Nation Veterans Housing -- 240 units

- Opioid Crisis Housing--320 units

- Navajo Nation bathroom relocation--850 units

- Hopi Housing -- 96 units

- Chapter Housing --128 units

ZenniHome is the only manufactured housing company that is building homes for the Navajo, on the Navajo Nation land and with Navajo workers. This differentiator is why the company expects a significant relationship and order volume from this important relationship.

Capital Access

In mid 2023, the Company began to raise its Series A capital, looking for up to $25,000,000 in total from the sale of its Series A Preferred Stock at a $75,000,000 pre-money valuation to support its future capital requirements. The Company has been conducting four offerings concurrently: an offering under SEC Rule 506(c) for accredited investors seeking the tax benefits associated with Qualified Opportunity Zones; an offering under Rule 506(c) for accredited investors unable to take advantage of those tax benefits; an offering under section 4(a)(6) of the Securities Act of 1933, aka Regulation Crowdfunding, conducted on the WeFunder portal and targeting non-accredited investors; and an offering of Convertible Promissory Notes to accredited investors.

As of this date, the Company has raised $12.343M of its planned Series A capital raise. It is also in discussion with two VC firms willing to lead the remaining balance to close the Series A round and is in discussion with bank and private debt providers for additional working capital loans.

The Company still has access to Mr. Worsley's up to $4,000,000 multiple advance promissory note at prime + 2% with interest only payments and balloon principal repayment in one year with the Founder. Mr. Worsley may convert all or a portion of the indebtedness outstanding under such note into one or more Convertible Promissory Notes, provided the advance promissory note would remain in place in such case to accommodate potential future funding needs.

Results of Operations-2023

- At year end the Factory completed work on twelve ZenniHome units, 7 for developer orders, and the balance for consumer orders.

- Work was also started on manufacturing units for the Caliber 29 West project in Mesa, AZ.

- Throughout 2023, the Factory continuously improved its layout and manufacturing efficiency and made product changes focused on constructability modifications to facilitate mass production.

- Continued investments in factory labor and training were incurred to develop capacity and to complete small projects needed for sub-assembly workstations, materials storage, and manufacturing efficiency.

- The QA manual was revised for manufacturing changes and senior leadership trained all factory workers on the new processes.

- Another highlight for the year was the signing of a 75-year lease for the Page AZ factory with Navajo Nation on June 28, 2023, which included 8.5 years rent abatement.

- In mid 2023, the Company completed two model homes which were transported from the Page AZ factory to Mesa AZ, without damage to the units or their contents through the transportation process. The two units were set on location in Mesa AZ and have served effectively as sales center to support unit purchases and capital raising commitments.

- Factory labor and management positions were staffed from local resources and full employment was maintained throughout the year to support the iterative changes to the product and production.

- The bill of materials continued to be simplified by engineering and procurement resulting in over 50% reduction in cost from initial re-shoring of procurement and manufacturing from China.

- The Company finalized and received approval for the design of its Citizen and Denizen models with the State of Arizona, Department of Housing.

- In addition to costs associated with product and plant iteration, G&A expenses included costs specific to capital raising activities such as:

  o Marketing and advertising to support capital raising efforts including staff and consultant expenses to build and close the pipeline of investors.

  o WeFunder fees (6.5%) on crowdfunding capital raised.

  o Legal and related fees for corporate governance and securities compliance.

- G&A expenses also included Consulting fees for the early design considerations for an automated factory.

Leadership

- In January 2024, Aaron Lieberman joined as Chief Partnership Officer and a member of the C-Suite team. Aaron's previous experience working with federal funding and grant funding will be focused on efforts to expand and scale relationships with the Navajo Nation and pursue funding and grants for affordable housing.

- In March 2024, Dr. Michael Schmitt joined as Chief Operating Officer and member of the C-Suite team. Michael's background and previous global experience working in automotive manufacturing will support the cost-effective scale of existing factory operations and the planning for a new automated factory to come online in 2026.

Governance

- In September 2023, Jerry Coleman, a serial entrepreneur with a passion for developing and growing companies on a national scale, with more than 25 years of experience in real estate, joined the ZenniHome Board as Director. Jerry is the Co-founder Invitation Homes, Co-founder Alliance Investment Group,Co-founder Elevation Solar, and Founder of Offerpad.

- The Company is also in the process of establishing an Advisory Board of nationally recognized Real Estate and Housing leaders to support it with its growth strategies and scale up plans.

The Financial Condition of the Crowdfunding Vehicle

The crowdfunding vehicle, ZenniHome CF LLC, was formed for the sole purpose of facilitating the offering of the Company. It has no assets and no liabilities and will not engage in any business.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

This Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports. This is the first Annual Report the Company has been required to file.